LATHAM & WATKINS LLP

ATTORNEYS AT LAW

555 ELEVENTH STREET N.W.

SUITE 1000

WASHINGTON, D.C. 20004-2505

TELEPHONE 202-637-2200

FAX 202-637-2201

Facsimile Transmission

Date **10/3/05**

TO:

Name **Derek Swanson**	Latham Office	Fax No. (Include area code) **772 9205**	Phone No. (Include area code)
Company **SEC**			

Name	Latham Office	Fax No. (Include area code)	Phone No. (Include area code)
Company			

Name	Latham Office	Fax No. (Include area code)	Phone No. (Include area code)
Company			

Name	Latham Office	Fax No. (Include area code)	Phone No. (Include area code)
Company			

FROM:

Name **Trotter**	Re:

☐ Original(s) will follow.   ☐ Confirm transmission   Number of pages, including cover:

CLIENT INFORMATION:

Client Name		Client Number	Matter No.
Attorney Billing No.		Total number of pages, including cover:	**4**

MESSAGE:

Supplemental copy of Escrow Agreement, as discussed (and consistent with Section 6 of the Subscription Agreement)

IF THERE ARE ANY PROBLEMS WITH THIS TRANSMISSION. PLEASE CALL: 202-637-2392

FORM OF ESCROW AGREEMENT

THIS ESCROW AGREEMENT (the "Agreement") is entered into as of   , 2005, by and among Cbeyond Communications, Inc., a Delaware corporation (the "Company"),the undersigned individual stockholder of the Company (the "Participating Stockholder"), and   , as escrow agent (the "Escrow Agent"). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the subscription agreement (the "Subscription Agreement"), dated as of the date hereof, by and between the Company and the Participating Stockholder.

WHEREAS, the Company and the Participating Stockholder have entered into the Subscription Agreement, pursuant to which the Company shall issue and sell to the Participating Stockholder the Subscription Shares, upon the terms and subject to the conditions thereof; and

WHEREAS, pursuant to Section 2 of the Subscription Agreement, the parties hereto are hereby entering into this Agreement to provide for (i) payment by the Participating Stockholder of immediately available cash funds in the amount of $1,500,000 (the "Funds") in respect of the Subscription Shares and (ii) the terms and conditions pursuant to which the Funds shall be held and disbursed;

NOW, THEREFORE, in consideration of the mutual promises, covenants and agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

1.   Receipt of Funds. By its signature below, the Escrow Agent acknowledges receipt of the Funds from the Participating Stockholder.

2.   Investment of Funds. The Escrow Funds shall be invested by the Escrow Agent in interest bearing bank accounts or certificates of deposit of federally insured financial institutions or in treasury bills or such other investments as may be directed by the written instructions of the Participating Stockholder. All interest earned on the Escrow Funds shall be payable to the Participating Stockholder.

3.   Release of Funds. The Escrow Agent shall release the Funds (i) to the Company, in the event that the Underwriting Agreement is consummated pursuant to Section 2(c) thereof, in respect of the issuance and sale by the Company of the Subscription Shares in connection with the consummation of the Subscription Agreement pursuant to Section 1 thereof; or (ii) to the Participating Stockholder, in the event that the Underwriting Agreement is terminated pursuant to Section 8 thereof, in which event the Participating Stockholder shall have no obligation to purchase the Subscription Shares as provided pursuant to Section 6 of the Subscription Agreement.

4.   Escrow Agent's Duties. The Company and the Participating Stockholder acknowledge and agree that Escrow Agent (i) shall not be responsible for any of the agreements referred to herein but shall be obligated only for the performance of such duties as are

specifically set forth in this Agreement and as set forth in any additional written escrow instructions which Escrow Agent may receive after the date of this Agreement that are signed by an officer of the Company and by the Participating Stockholder; (ii) shall not be obligated to take any legal or other action hereunder which might in its reasonable judgment involve expense or liability unless it shall have been furnished with indemnity reasonably acceptable to it; and (iii) may rely on and shall be protected in acting or refraining from acting upon any written notice, instruction, instrument, statement, request or document furnished to it hereunder and reasonably believed by it to be genuine and to have been signed or presented by the proper person.

    5.   <u>Indemnity</u>. The Company and the Participating Stockholder agree to indemnify and hold harmless the Escrow Agent against any loss, claim, damage, liability or expense incurred in connection with any action, suit, proceeding, claim or alleged liability arising from this Agreement, other than (i) any such matter arising from the Escrow Agent's gross negligence or acts in bad faith by it or any of its agents or employees or (ii) the Escrow Agent's breach of this Agreement.

    6.   <u>Effectiveness of Agreement</u>. This Agreement shall become effective upon the later of (i) the execution and delivery hereof by the parties hereto and (ii) receipt by the Company and the Participating Stockholder of notice of the effectiveness of the Registration Statement (or, if applicable, any post-effective amendment thereto).

    7.   <u>Payment of Expenses</u>. All expenses incurred by Escrow Agent in the administration of this Agreement, including reasonable legal costs incurred by Escrow Agent, shall be paid by the Participating Stockholder. Any expenses incurred by the Company or the Participating Stockholder in connection with this Agreement shall be borne by the respective party incurring such expenses.

    8.   <u>Persons Entitled to Benefit of Agreement</u>. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors. Nothing in this Agreement is intended or shall be construed to give any other person any legal or equitable right, remedy or claim under or in respect of this Agreement or any provision contained herein. Nothing in this Agreement is intended or shall be construed to give the Participating Stockholder any legal or equitable right, remedy or claim under or in respect of the Underwriting Agreement or any provision contained therein.

    9.   <u>Governing Law</u>. This Agreement shall be governed by and construed in accordance with the laws of the State of New York.

    10.   <u>Counterparts</u>. This Agreement may be signed in counterparts (which may include counterparts delivered by any standard form of telecommunication), each of which shall be an original and all of which together shall constitute one and the same instrument.

    11.   <u>Amendments or Waivers</u>. No amendment or waiver of any provision of this Agreement, nor any consent or approval to any departure therefrom, shall in any event be effective unless the same shall be in writing and signed by the parties hereto.

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DC\795103.4

12.   Headings. The headings herein are included for convenience of reference only and are not intended to be part of, or to affect the meaning or interpretation of, this Agreement.

*   *   *

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first above written.

COMPANY:

CBEYOND COMMUNICATIONS, INC.

By: _____
Name:
Title:

PARTICIPATING STOCKHOLDER:

_____

ESCROW AGENT:

_____

By: _____
Name:
Title:

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